August 25, 2015

Via EDGAR
Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Rogers Corporation Form 10-K for Fiscal Year Ended December 31, 2014 Filed February 18, 2015 File No. 1-04347

Dear Mr. O’Brien:

This letter is in response to the Staff’s letter, dated July 29, 2015, which provided comments on the above-captioned filing of Rogers Corporation (the “Company”).  We appreciate your input and trust that you will find this letter responsive.  For the Staff’s convenience, we have reproduced below the text of the comments set forth in the Staff’s comment letter, immediately after which we have provided our corresponding responses.

Form 10-K for Fiscal Year December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Continuing Operations, page 30

1.
Your geographic disclosures on page 92 indicate that your foreign sales represent approximately 79% and 78% of your total net sales in 2014 and 2013, respectively. However, your foreign earnings from continuing operations before income taxes as a percentage of total earnings from continuing operations before income taxes decreased significantly from approximately 73% in 2013 to 23.6% in 2014 based on your disclosures on page 77. Please include a discussion and analysis of the impact that your foreign operations had on your earnings from continuing operations before income taxes which provides the material factors impacting your foreign results of operations. In addition, please disclose whether these factors are expected to have a continuing impact on your future operating results. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Company Response

The decrease in foreign earnings as a percentage of total earnings for the year ended December 31, 2014 (and the corresponding increase in domestic earnings as a percentage of the total) was a result of distributions to the U.S. of current year earnings from certain foreign subsidiaries.  For purposes of disclosing earnings from continuing operations, the Company has consistently treated foreign cash dividends paid to the U.S., as being U.S. earnings and not as foreign earnings.  The amount of the distributions in 2014 was $50.1 million and in 2013 was $6.6 million.  The adverse impact of such distributions on our tax rate was referenced and discussed in the Income Taxes footnote as well as in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the Income Tax Expense (Benefit) caption.  Excluding the effects of distributions in both 2014 and 2013 from the disclosure on page 77 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, foreign earnings as a percentage of total earnings from continuing operations would have been approximately 86% in both years.  The Company does not believe the dividend impact in 2014 reflects a trend in the Company’s operations as it was related to specific transactions that may or may not recur in the future.

If these types of distributions occur in future periods where the impact of the distributions materially affect the Company’s results of operations, the Company will supplement its disclosures in the Income Taxes footnote and in Management’s Discussion and Analysis of Financial Condition and Results of Operations related to the impact of the distributions similar to the following:

“Domestic income was impacted by distributions from our international operations of $XXX in 20xx, which increased the Company’s tax expense by $XXX for the year ended December 31, 20xx.”

Note 15 – Business Segment and Geographic Information, page 89

2.	If the assets or net sales attributed to an individual foreign country are material, please present them separately pursuant to ASC 280-10-50-41.

Company Response

We acknowledge the guidance in ASC 280-10-50-41 stating that, “If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately.”  The referenced literature does not offer specific quantitative guidance to determine materiality. In considering qualitative factors impacting materiality, we had concluded that, given the similarity of the Company’s operations within the countries in each of the disclosed geographic areas in which it does business, there were no material qualitative factors that suggested further disclosure was required.

Had we applied a quantitative approach using a materiality threshold of 10% of consolidated long-lived assets and net sales on a country-basis for our disclosure in the Annual Report on Form 10-K for the year ended December 31, 2014, the amounts attributed to individual countries and the corresponding disclosure would have been as follows:

(in thousands)	2014
	Net Sales	Long-lived Assets
United States	$128,186	$70,532
China	236,488	49,754
Germany	93,478	129,702
Other	152,760	36,999
	$610,911	$286,987

The Company acknowledges the comment by the Commission and in future filings, we will apply a quantitative and qualitative approach to this disclosure, which will involve applying a quantitative materiality threshold of 10% of consolidated long-lived assets and net sales, in addition to reviewing countries and geographic regions that are at risk if there were significant changes in our business or the economic stability of a particular region or country.

Beginning with its Quarterly Report on Form 10-Q for the period ended September 30, 2015, the Company will disclose long-lived assets and net sales that are attributable to individual countries, assessed with the quantitative and qualitative approach described above.

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As requested in the Staff’s July 29th letter, the Company hereby acknowledges that:

(a)	The Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please telephone me at 860-779-4033, or Jay Knoll, Vice President and General Counsel at 860-779-4084, with any questions or comments you may have.

Very truly yours,

/s/ David Mathieson David Mathieson Vice President, Finance and Chief Financial Officer

cc:
Bruce D. Hoechner, President and Chief Executive Officer
John Krawczynski, Corporate Controller and Principal Accounting Officer
Jay Knoll, Vice President and General Counsel
Tracie Mariner, Staff Accountant, Securities and Exchange Commission
Nudrat Salik, Staff Accountant, Securities and Exchange Commission